

Form NRSRO

Exhibit 4: Organizational Structure

June 2026



Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates

```
                          ┌─────────────────────────┐
                          │     Morningstar, Inc.    │
                          │          (US)            │
                          └─────────────────────────┘
                                       │
                          ┌─────────────────────────┐
                          │   Morningstar Ratings    │
                          │      Holding Corp.       │
                          │          (US)            │
                          └─────────────────────────┘
                                       │
                          ┌─────────────────────────┐
                          │  Ratings Acquisition Corp.│
                          │        (Cayman)          │
                          └─────────────────────────┘
```

| DBRS, Inc.
(US) | DBRS Limited
(Canada) | DBRS Ratings Limited
(UK) | DBRS Ratings GmbH
(Germany) | DBRS Ratings Pty Limited
(Australia) |

| DBRS Ratings GmbH
Sucursal en España
(Madrid Branch Office) | DBRS Ratings GmbH
Branch India
(Mumbai Branch Office) |



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Organization)

Chief Revenue Officer Morningstar, Inc.

President Credit Ratings

Global Head of Business Development *

Group Managing Director Structured Finance Credit Ratings

Group Managing Director Fundamental Credit Ratings

Head of Credit Standards & Processes

Head of Canada & Global Investor Strategy

Asset-Backed Securities

Head of Credit Practices Global Fundamental *

Sovereign & Public Finance

Head of Methodology Review Function **

Executive of Finance

Residential Mortgage Backed Securities

Head of Credit Practices Global Structured Finance *

Financial Institutions

Head of Risk Management **

Head of Credit Products

Commercial Mortgage Backed Securities

Energy, Utilities & Natural Resources

Structured Credit

Diversified Industries

Head of Credit Technology

Real Estate

Private Corporate Credit & Credit Estimates

Project, Infrastructure & Sports Finance

*   Solid line (——) indicates direct administrative reporting line.
    Dotted line (- - - -) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
- There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)

```
                          ┌─────────────────────────┐
                          │   Chief Legal Officer   │
                          │     Morningstar, Inc    │
                          └─────────────────────────┘
                                       │
         ┌─────────────────────────────┴──────────────────────────────┐
┌─────────────────────────┐                          ┌─────────────────────────────┐
│ Global Chief Compliance │                          │ Global Chief Compliance     │
│ Officer,                │                          │ Officer,                    │
│ Ratings & Benchmarks ** │                          │ Global Controls             │
│ (Madrid)                │                          │ (Sydney)                    │
└─────────────────────────┘                          └─────────────────────────────┘
```

**Regional Compliance Officer / Deputy Chief Compliance Officer ** ** *(London)*	**Regional Compliance Officer**, Canada / **Designated Compliance Officer**, US *** *(Toronto)*	**Regional Compliance Officer** *(Sydney)*	**Head of Compliance Programs** *(Toronto)*
**Regional Compliance Officer ** ** *(Madrid)*	**Regional Compliance Officer** *(Chicago)*		

Head of Financial Crimes *(Chicago)*	**Head of Monitoring & Testing** *(Madrid)*	**Head of Conflicts of Interest** *(Paris)*	**Head of Policies & Procedures and Training** *(New York)*

*   Solid line (——) indicates direct administrative reporting line.
    Dotted line (- - - -) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
\+   The Canadian Regional Compliance Officer is the interim US DCO.
•   Blue text indicates the role is employed by Morningstar, Inc.
•   Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
•   Green text indicates the role is employed by a Morningstar, Inc. affiliate outside of DBRS, Inc.
•   There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (HR, Audit, Finance, Information Security, Legal)



* Solid line (——) indicates direct administrative reporting line.
  Dotted line (- - - -) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
• Blue text indicates the role is employed by Morningstar, Inc.
• Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
• There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Corporate Fundamentals, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
DBRS, Inc.	US (Delaware)	Morningstar Ratings Holding Corp. owns 100%.
Lumonic, Inc.	US (Delaware)	PitchBook Data, Inc. owns 100%.
Morningstar Credit Analytics LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Index Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Management LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Services LLC	US (Delaware)	Morningstar Investment Management LLC owns 100%.
Morningstar Ratings Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Research Services LLC	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Data, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Holding, Inc.	US (Delaware)	PitchBook Data, Inc. owns 100%
Sustainalytics U.S. Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Center for Research in Security Prices, LLC	US (Illinois)	Morningstar, Inc. owns 100%.
Morningstar Credit Ratings, LLC	US (Pennsylvania)	DBRS, Inc. owns 100%.
DBRS Ratings Pty Limited	Australia	Ratings Acquisition Corp. owns 100%.
Morningstar Australasia Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Group Australia Pty Limited	Australia	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Australia Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Sustainalytics Australia Pty Ltd.	Australia	Sustainalytics Holding B.V. owns 100%.
Morningstar Brasil Informações Financeiras Ltda.	Brazil	Morningstar Holland B.V. owns 100%. (Note A)
DBRS Limited	Canada	Ratings Acquisition Corp. owns 100%.
Jantzi Research Inc.	Canada	Sustainalytics Holding B.V. owns 100%.
Morningstar Canada Group, Inc.	Canada	Morningstar Holland B.V. owns 100%.
Morningstar Research, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%.
Ratings Acquisition Corporation	Cayman Islands	Morningstar Ratings Holding Corp. owns 100%.
Servicios Morningstar Chile Limitada	Chile	Morningstar Holland B.V. owns 100%. (Note A)



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Morningstar (Shanghai) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar (Shenzhen) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar Finance (Cyprus) Limited	Cyprus	Morningstar Ratings Holding Corp. owns 100%.
GES Investment Services Danmark A/S	Denmark	GES International AB owns 100%.
Morningstar Danmark A/S	Denmark	Morningstar Danmark Holding ApS owns 100%.
Morningstar Danmark Holding ApS	Denmark	Morningstar Holland B.V. owns 100%.
Morningstar France Fund Information SARL	France	Morningstar France Holding SAS owns 100%.
Morningstar France Holding SAS	France	Morningstar Holland B.V. owns 100%.
Sustainalytics S.A.R.L.	France	Sustainalytics B.V. owns 100%.
DBRS Ratings GmbH	Germany	Ratings Acquisition Corp. owns 100%.
Morningstar Deutschland GmbH	Germany	Morningstar Holland B.V. owns 100%.
Morningstar Indexes GmbH	Germany	Morningstar Indexes Limited owns 100%
Sustainalytics B.V. German Branch	Germany	(Note E)
Sustainalytics GmbH	Germany	Sustainalytics B.V. owns 100%.
Morningstar Asia Limited	Hong Kong	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Asia Limited	Hong Kong	Morningstar Investment Management LLC owns 100%.
DBRS Ratings GmbH, Branch India	India	(Note B)
Morningstar India Private Limited	India	Corporate Fundamentals, Inc. owns 100%.
Morningstar Investment Research India Private Limited	India	Morningstar Investment Management LLC owns 100%.
Morningstar Italy, S.R.L.	Italy	Morningstar Holland B.V. owns 100%.
Ibbotson Associates Japan K.K.	Japan	Morningstar Investment Management LLC owns 100%.
Morningstar Japan, Inc.	Japan	Ibbotson Associates Japan K.K. owns 100%
Sustainalytics Japan Inc.	Japan	Sustainalytics Holding B.V. owns 100%.
Morningstar Wealth International Limited	Jersey	Morningstar Wealth Portfolio Services Limited owns 100%.
Morningstar Korea, Ltd.	Korea	Morningstar, Inc. owns 100%.
Morningstar Luxembourg S.a.r.l.	Luxembourg	Morningstar Holland B.V. owns 100%.
Investigaciones MSMexico, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar Research Limited	New Zealand	Morningstar Australasia Pty Limited owns 100%.
Morningstar Norge AS	Norway	Morningstar Holland B.V. owns 100%.
Sustainalytics B.V. Amsterdam Sucursala Timisoara	Romania	(Note E)
Sustainalytics S.R.L.	Romania	Sustainalytics B.V. owns 100%.
Morningstar Investment Adviser Singapore Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Morningstar Research Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 3 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Sustainalytics Pte Ltd.	Singapore	Sustainalytics Holding B.V. owns 100%.
Morningstar Credit Analytics (Pty) Ltd	South Africa	Morningstar Credit Analytics Limited owns 100%.
Morningstar Investment Management South Africa (Pty) Limited	South Africa	Morningstar Investment Management LLC owns 100%.
Morningstar Research (Proprietary) Limited	South Africa	Morningstar Holland B.V. owns 100%.
DBRS Ratings GmbH Sucursal en España	Spain	(Note B)
Morningstar Europe Services, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Morningstar Network, S.L.	Spain	Morningstar Holland B.V. owns 100%.
GES International AB	Sweden	Sustainalytics Holding B.V. owns 100%.
Morningstar HoldCo AB	Sweden	Morningstar Holland B.V. owns 100%.
Morningstar Sweden AB	Sweden	Morningstar HoldCo AB owns 100%.
Morningstar Switzerland GmbH	Switzerland	Morningstar Holland B.V. owns 100%.
Morningstar Asia Limited, Taiwan Branch	Taiwan	(Note C)
Morningstar Research Thailand Limited	Thailand	Morningstar, Inc. owns 100%. (Note D)
Morningstar Europe B.V.	The Netherlands	Morningstar, Inc. owns 100%.
Morningstar Holland B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics Holding B.V.	The Netherlands	Morningstar Holland B.V. owns 100%.
Morningstar (Dubai) Ltd.	United Arab Emirates	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration (DIFC Branch) Limited	United Arab Emirates	Morningstar Wealth Administration Limited owns 100%.
DBRS Ratings Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Credit Analytics Limited	United Kingdom	Morningstar Credit Analytics LLC owns 100%.
Morningstar Europe Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Finance Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Indexes Limited	United Kingdom	Morningstar Index Holding Corp. owns 100%
Morningstar Investment Management Europe Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Real-Time Data Limited	United Kingdom	Morningstar UK Limited owns 100%.
Morningstar UK Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%.
Morningstar Wealth EMA Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Portfolio Services Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Wealth Retirement Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Retirement Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Software Limited	United Kingdom	Morningstar Wealth (UK) Limited owns 100%



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 4 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Morningstar Wealth Trustee Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth (UK) Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%.
PitchBook Data Limited	United Kingdom	PitchBook Data, Inc. owns 100%.
Smart Investment Management Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Smartfund Nominees Ltd	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Sustainalytics UK Limited	United Kingdom	Sustainalytics B.V. owns 100%.

Note A: Morningstar, Inc. owns less than 1% of this entity.
Note B: DBRS Ratings GmbH, Branch India and DBRS Ratings GmbH Sucursal en España are each a branch of DBRS Ratings GmbH.
Note C: Morningstar Asia Limited has a Taiwan branch.
Note D: Corporate Fundamentals, Inc. own less than 1% of this entity.
Note E: Sustainalytics B.V. Amsterdam Sucursala Timisoara and Sustainalytics B.V. German Branch are each a branch of Sustainalytics B.V.